$410,000                                     Prime Plus 2.5%
March 27, 1997

               WILLIAMS INDUSTRIES, INCORPORATED
            INTEREST BEARING CONVERTIBLE DEBENTURE
                     due February 1, 2001

WILLIAMS INDUSTRIES, INCORPORATED, a corporation organized and existing under the laws of the commonwealth of Virginia, hereinafter referred to as "WII," for value received, hereby promises to pay to NATIONSBANK, N.A. or its assigns (hereinafter "Holder"), the principal sum of Four Hundred and Ten Thousand and no/100 Dollars ($410,000), on or before February 1, 2001 (the "Maturity Date"), at the office of the Holder, unless the same is sooner paid or converted as hereinafter described.

1. CONVERSION. The Holder has the right, at its option, at any time before or after the Maturity Date upon five days notice to WII at its registered office in the Commonwealth of Virginia and upon surrender of this Debenture, to convert all or any portion of the unpaid principal amount hereof into fully paid and non-assessable common shares of WII, $0.10 par value, as such shares shall be constituted at the date of conversion, provided, however, that any partial conversion shall be in principal increments of $25,000. The number of shares of such stock shall be calculated to represent Sixteen and Four Tenths Percent (16.4%) of the outstanding shares as of the date of conversion (such 16.4% to be determined on a fully diluted basis and after giving pro forma effect to the issuance of common stock pursuant to any subscriptions, agreements, options, securities, conversion or other rights or commitments outstanding as of the date of conversion, shown on Schedule A hereto, rounded up to the next full share) assuming that the principal amount of this Debenture at the time of conversion is $410,000; in the event of a partial conversion of this Debenture or that there has been a prepayment of the Debenture in accordance with Section 3 hereof prior to a conversion hereunder, the Holder shall be entitled to the number of shares then representing One Percent (1%) of the then outstanding common shares on a fully-diluted basis for each $25,000 of outstanding principal hereunder so converted.

2. PAYMENT OF INTEREST. Interest shall accrue from March 31, 1997, and shall be payable quarterly in arrears at the NationsBank Prime rate as in effect from time to time, plus two and one half of one percent (2.5%) per annum. However, any principal of, and to the extent permitted by law, any interest on this Debenture, and any other sum payable hereunder, which is not paid when due shall bear interest, from the date due and payable until paid, payable on demand, at a rate per annum equal to the NationsBank Prime rate as in effect from time to time, plus six and one-half percent (6.5%) per annum.

3. PREPAYMENT. WII has the right to prepay any portion of the principal balance hereof at any time before maturity upon thirty days notice to holder, provided that: (a) any such payment shall be applied first to accrued interest outstanding, and (b) any such prepayments of principal shall be in increments of $25,000. Notwithstanding intended prepayment, Holder may elect to convert this Debenture into common stock in accordance with Section 1 hereof at any time after receipt of such notice and prior to the expiration of the notice period or the receipt of payment, whichever is later.

4. TRANSFER. WII makes no warranty or representation concerning the registration for sale of this Debenture or the shares into which it is convertible, under the Securities Act of 1933, as amended, or their listing on any recognized securities exchange. In the event of any conversion of this Debenture, Holder may not sell or transfer by public sale more than 1/8 of the shares issued (or issuable pursuant hereto if only part of the principal balance is converted) during any three month period during the period commencing on March 31, 1997 and ending on December 31, 1998. However, there shall be no restrictions on private sales at any time or upon public sales on or after January 1, 1999, subject to compliance with all applicable law. All certificates issued upon conversion (which exceed 1/8 of the issuable shares during any three month period) shall bear a legend indicating that the shares are subject to restrictions on transfer pursuant to this section, unless such shares are issued on or after January 1, 1999. So long as the principal balance of this Debenture is not then due and payable in accordance with the terms of Section 5 hereof, the Holder shall give WII at least three (3) business days' prior notice of the Holder's intent to sell this Debenture or any shares received by it in connection with any conversion hereunder.

5. REMEDIES. In addition to any other rights and remedies available to the Holder, the principal balance of this Debenture shall become immediately due and payable without notice or demand in the event of: (i) a Default as defined in that certain Settlement Agreement of even date herewith among WII, NationsBank, N.A., and certain other parties (as amended, restated, supplemented and modified from time to time, the "Settlement Agreement"); or (ii) the declaration or payment of dividends (other than those payable in common stock) in respect of any capital stock of WII.

6. EXPENSES. If the Holder retains an attorney in connection with any default under or at maturity of or to collect, enforce, or defend this Debenture or the Debenture Guaranty as defined in the Settlement Agreement in any lawsuit or in any probate, reorganization, bankruptcy, arbitration or other proceeding, or if WII or any guarantor under the Debenture Guaranty sues the Holder in connection with this Debenture or the Debenture Guaranty, then WII agrees to pay to the Holder, in addition to principal, interest and any other sums owing to Holder hereunder and under the Debenture Guaranty, all costs and expenses incurred by the Holder in trying to collect this Debenture or in any such suit or proceeding, including attorney's fees.

IN WITNESS WHEREOF Williams Industries, Incorporated, has caused this Debenture to be signed in its name by the signature of its President and its Secretary and has caused its corporate seal to be hereto affixed.

WILLIAMS INDUSTRIES,
INCORPORATED


By: __________________              Attest: ________________
    President                               Secretary


SCHEDULE A:
OUTSTANDING STOCK AND COMMITMENTS
  (Williams Industries, Incorporated Common Stock, $0.10 Par Value):

Shares Outstanding at 1/31/97:             2,598,167

Commitments:
First Tennessee Debenture                     70,000

Pribyla Settlement                           215,000

FDIC (Atchison & Keller) Settlement          110,294

Bank Group Settlement:
    NationsBank (16.4%)         613,660
    FDIC (3.6%)                 134,706
    Total Bank Group Settlement              748,366
                                             >>><<<
Total Pro Forma Outstanding                3,741,827
